EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
1. Dan River Factory Stores, Inc.	Georgia
2. The Bibb Company LLC	Delaware
3. Dan River International Ltd.	Virginia
4. Dan River B.V.	The Netherlands
5. Dan River de Mexico, S. de R.L. de C.V.	Mexico
6. Maquilas Pinnacle, S. de R.L. de C.V.	Mexico
7. Adercorp, S. de R.L. de C.V.	Mexico

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